Ranger Funds Investment Trust

1845 Woodall Rodgers, Suite 1000

Dallas, Texas 75201

August 15, 2024

Via Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attention: Alison White

Re:

Ranger Funds Investment Trust

Registration Statement on Form N-1A

Filed August 13, 2024

File Nos. 333-175328, 811-22576

Accession No. 0001162044-24-000804

Dear Ms. White:

On behalf of Ranger Funds Investment Trust, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 38 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0001162044-24-000804).  The Amendment was filed on August 13, 2024 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Wisdom Short Duration Income Fund and Wisdom Short Term Government Fund (the "Funds") for sale to the public.  The Trust requests this withdrawal because the Amendment was mistakenly filed. No securities were offered or sold pursuant to the Amendment.  The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.  The Trust intends to promptly resubmit the contents of the Amendment in a post-effective amendment pursuant to Rule 485(b) that will be filed in connection with the Funds’ anticipated effectiveness date.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to Ryan Wheeler of Thompson Hine LLP, counsel to the Trust at (513) 352-6693.

Very truly yours,

/s/ Wesley McDowell

Wesley McDowell

Secretary, Ranger Funds Investment Trust